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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                             Greif Bros. Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                     Class B Common Stock, without par value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   397624 20 6
              -----------------------------------------------------
                                 (CUSIP Number)

                           See "Background of Filing"
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)


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                                  SCHEDULE 13G

CUSIP No.:  397624 20 6

                              BACKGROUND OF FILING

This Schedule 13G is being filed on behalf of Naomi C. Dempsey (the "Filing Person"). The Filing Person has beneficially owned more than 5% of the outstanding shares of the Class B Common Stock, without par value (the "Class B Common Stock"), of Greif Bros. Corporation, a Delaware corporation (the "Company"), since prior to December 22, 1970 (see Rule 13d-1(d) promulgated under the Securities Exchange Act of 1934). However, it is not determinable whether a Schedule 13G reporting such beneficial ownership was previously filed by the Filing Person.

The Filing Person acquired her shares of Class B Common Stock primarily in the following transactions: (a) in 1941, as a gift from her mother, Naomi A. Coyle; and (b) between 1961 and 1986, as distributions from a testamentary trust established by her father, Henry E. Coyle.

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Naomi C. Dempsey

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]


                                                                         (b) [X]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of the United States of America

5        SOLE VOTING POWER
         5,525,904 shares of Class B Common Stock (as of February 28, 2003)

6        SHARED VOTING POWER
         -0- (as of February 28, 2003)

7        SOLE DISPOSITIVE POWER
         5,525,904 shares of Class B Common Stock (as of February 28, 2003)

8        SHARED DISPOSITIVE POWER
         -0- (as of February 28, 2003)

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,525,904 shares of Class B Common Stock (as of February 28, 2003)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                              [_]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         47.0% (as of February 28, 2003)

12       TYPE OF REPORTING PERSON
         IN

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                       ITEMS 1 THROUGH 10 OF SCHEDULE 13G
                                       FOR
                                NAOMI C. DEMPSEY

Item 1.

          (a)  Name of Issuer: Greif Bros. Corporation
          (b)  Address of Issuer's Principal Executive Offices:
               425 Winter Road, Delaware, Ohio  43015

Item 2.

          (a)  Name of Person Filing: Naomi C. Dempsey
          (b)  Address of Residence:
               782 West Orange Road, Delaware, Ohio 43015
          (c)  Citizenship: United States of America
          (d) Title of Class of Securities: Class B Common Stock, without par value
          (e)  CUSIP Number: 397624 20 6

Item 3.   Not Applicable.

Item 4. The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.   Not Applicable.

Item 6.   Not Applicable.

Item 7.   Not Applicable.

Item 8.   Not Applicable.

Item 9.   Not Applicable.

Item 10.  Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 28, 2003                                    /s/ Naomi C. Dempsey
                                                     ---------------------------
                                                     Naomi C. Dempsey